

Mail Stop 3030

April 20, 2009

Via U.S. Mail

Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

> **Re:**   **Siemens Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended September 30, 2008**
>   **Filed December 2, 2008**
> **File No. 001-15174**

Dear Mr. Kaeser:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                 Sincerely,

                                 Kevin L. Vaughn
                                 Accounting Branch Chief